SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010
________________

SILICOM  LTD.

 (Translation of Registrant's name into English)

________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

 Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

This report on Form 6-K is incorporated by reference into the Registrant's Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  February 22nd, 2010

FOR IMMEDIATE RELEASE

SILICOM’s 10Gbps EXTERNAL INTELLIGENT BYPASS SWITCH (IBS)
 SELECTED BY MAJOR APPLICATION DELIVERY SOLUTION COMPANY

- Receipt of Multiple Orders & Forecast Indicate The IBS Potential to Become an Important New Addition to Silicom’s Successful Family of BYPASS Products -

KFAR SAVA, Israel— February 22, 2010--Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has received a series of orders from a leading application delivery company for its cutting-edge 10Gbps external Intelligent Bypass Switch (IBS) and that the customer has also provided Silicom with a forecast indicating the potential for a flow of repeat orders.

The customer selected the Silicom external IBS after a thorough evaluation of the marketplace, which confirmed that the Silicom product offers an optimum mix of innovative features backed by full customization options and support, all at a reasonable price.

“We are very excited that such a prestigious customer has selected our innovative 10Gbps IBS product, especially since it has already given us several orders and a forecast for more,” commented Shaike Orbach, Silicom’s President and CEO. “We believe that this success will lead to widespread interest and sales for additional external BYPASS products, and will therefore help us to further grow our revenues and expand our customer base. As such, the IBS could become a strategic complement to our market leading internal BYPASS solutions, helping us to extend Silicom’s reputation as the industry’s trusted one-stop-shop for innovative, top-performing Bypass solutions.”

Like all of Silicom’s Bypass solutions, the Intelligent Bypass switch (IBS) is used to protect and maintain network integrity at times of in-line appliances failures. As an intelligent solution, the IBS self generates a “heartbeat” with which it is able to relieve the in-line application from the task of sensing a failure and initiating the Bypass process, thereby facilitating an exceedingly simple integration of the external BYPASS into the network.  The IBS can also provide Silicom’s Redirector capabilities, increasing the range of applications for which the IBS can be used.

Mr. Orbach concluded, “The IBS is just one of our recent product innovations, the latest fruit of our continuous investment in innovative R&D. These efforts have expanded our product portfolio with many new “standard” products as well as our unique Redirector and SETAC. Each of these products expands our addressable markets, adding to our ability to continuously generate growth.”

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About Silicom
Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company's flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com